SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 17 October 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the "Bank")

Completion of Investment in Bank of Ireland
17 October 2011

On 25 July 2011, the State announced an investment of up to €1.123bn by a group of significant institutional investors and fund managers, led by Fairfax Financial Holdings and which includes WL Ross, Capital Research (part of The Capital Group), Fidelity Investments and Kennedy Wilson.  On 2 August 2011, these Investors acquired 2,381,532,330 units of Ordinary Stock from the National Pensions Reserve Fund Commission ("NPRFC") at €0.10 per unit.  The final acquisition from the NPRFC of a further 8,129,428,433 units of Ordinary Stock at €0.10 per unit has today been completed.

Following the completion of the final acquisition, the aggregate shareholding of these investors is 34.96 per cent of the total issued Ordinary Stock of the Bank and the shareholding of the NPRFC is 15.13 per cent.

For further information please contact:

Bank of Ireland
John O'Donovan Andrew Keating	Group Chief Financial Officer Director of Group Finance	+353 (0) 766 23 4703 +353 (0) 1 637 8141
Tony Joyce	Head of Group Investor Relations	+353 (0) 766 23 4729
Dan Loughrey	Head of Group Communications	+353 (0) 766 234770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  17 October 2011